Mail Stop 3561

May 4, 2006

Mr. James W. Knapp
Chief Financial Officer
Spartan Motors, Inc.
1165 Reynolds Road
Charlotte, MI 48813

> **Re: Spartan Motors, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 000-13611**

Dear Mr. Knapp:

We have reviewed your response letter dated April 19, 2006 and have the following additional comment. Where expanded or revised disclosure is requested, you may comply with the comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Note 13: Business Segments, page 37

1. Your response to our prior comment 7 is unpersuasive with respect to paragraph 37 of FAS 131. Your Form 8-K furnished on April 27, 2006 appears to indicate that Crimson Fire, Crimson Fire Aerials and Road Rescue are separate brands with their own market niches. Therefore, it appears the disclosures under paragraph 37 of FAS 131 apply with respect to the revenues attributable to each of your brands. Each brand appears to be the appropriate basis for disclosure since, as disclosed in your Form 8-K furnished on April 27, 2006 your brands are known for their market niches.

Please file your response to our comment via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Patrick Kuhn at 202-551-3308 with any questions. You may also contact Joe Foti at 202-551-3816 or the undersigned at 202-551-3812 with any concerns.

Sincerely,

Michael Fay
Branch Chief